Shareholder meeting results (Unaudited)

January 28, 2011 annual meeting

At the meeting, each of the nominees for Trustees was elected, as follows:

      				Votes for 	Votes withheld
Ravi Akhoury 			13,753,188 	369,777
Barbara M. Baumann 		13,737,781 	385,184
Jameson A. Baxter 		13,752,470 	370,495
Charles B. Curtis 		13,745,723 	377,242
Robert J. Darretta 		13,766,925 	356,040
Myra R. Drucker* 		13,752,608 	370,357
John A. Hill 			13,754,598 	368,367
Paul L. Joskow 			13,750,228 	372,737
Kenneth R. Leibler 		13,747,093 	375,872
Robert E. Patterson 		13,760,478 	362,487
George Putnam, III 		13,718,944 	404,021
Robert L. Reynolds 		13,758,966 	363,999
W. Thomas Stephens 		13,730,359 	392,606

* Myra Drucker retired from the Board of Trustees of the Putnam funds effective January 30, 2011.


All tabulations are rounded to the nearest whole number.